650 Page Mill Road Palo Alto, CA 94304-1050 phone 650.493.9300 fax 650.493.6811 www.wsgr.com

October 30, 2017

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

BY EDGAR AND EMAIL

Daniel Duchovny, Esq.

Frank Pigott, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Deckers Outdoor Corporation

Revised Preliminary Proxy Statement

Filed on October 19, 2017

File No. 001-36436

Dear Messrs. Duchovny and Pigott:

On behalf of our client, Deckers Outdoor Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 23, 2017, relating to the Company’s revised preliminary proxy statement on Schedule 14A filed with the Commission on October 19, 2017 (the “Amended Proxy Statement”).

In connection with the submission of this letter, the Company is filing Amendment No. 2 to the Proxy Statement (the “Second Amended Proxy Statement”). The Second Amended Proxy Statement reflects revisions made to the Amended Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Amended Proxy Statement, while the page numbers in the response under each heading refer to pages in the Second Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Second Amended Proxy Statement.

Daniel F. Duchovny, Esq.

Frank Pigott, Esq.

October 30, 2017

For your convenience, we are emailing you a copy of the Second Amended Proxy Statement and a copy of the Second Amended Proxy Statement marked to show all changes from the Amended Proxy Statement.

Preliminary Proxy Statement

Background of the Solicitation, Page 11

1.	It has come to our attention that Marcato delivered a proposed settlement on August 4, 2017 in which Marcato did not name any proposed new directors. Please advise or revise.

The Company respectfully advises the Staff that the proposed settlement agreement provided to the Company by Marcato on August 4, 2017, contemplated the addition of Matthew Hepler, who is a managing director at Marcato, and a to be determined number of additional unnamed persons to the Board. The Company has revised the disclosure on page 12 to clarify this information. A copy of Marcato’s proposed settlement agreement is enclosed with this letter.

2.	It has come to our attention that Marcato requested on October 3, 2017 that your board certify Marcato’s nominees as “continuing directors.” Please advise or revise.

The Company confirms that by letter sent to the Company on October 3, 2017, Marcato requested that the Board certify Marcato’s nominees as “continuing directors” for purposes of certain of the Company’s equity and compensation plans. The Company has revised the disclosure on page 13 to clarify this information.

Certain Effects of the Solicitation, page 15

3.	With a view toward revised disclosure in this section, please tell us whether the acceleration of any equity awards or deferred compensation relating to a change of control is subject to a second trigger (i.e., termination of the employee). Your disclosure on pages 56 (sixth entry in the second table), 71 (third bullet point, middle column) and 72 (last bullet point) appear to suggest so. To the extent some awards or deferred compensation are subject to a single trigger and some are subject to a double trigger, please clarify this in the disclosure.

The Company has revised the disclosure on pages 16 and 17 to clarify that, in the circumstances contemplated in the section of the Second Amended Proxy Statement captioned “Certain Effects of Marcato’s Solicitation,” the acceleration of equity awards or deferred compensation occurs automatically upon, and immediately prior to, the occurrence of a “change in control”; there is no second trigger. With respect to the equity awards granted in fiscal 2018, the Company has provided disclosure on page 17 of the Second Amended Proxy Statement concerning the potential future acceleration of these awards following a “change in control”; these awards have a second trigger.

Daniel F. Duchovny, Esq.

Frank Pigott, Esq.

October 30, 2017

4.	We note your disclosure that certain change of control provisions could be triggered if Marcato prevails in its proxy solicitation. We further note your disclosure that certain of the agreements may provide the Board with discretionary authority to certify Marcato’s nominees prior to their election as “continuing directors” under the agreements. It appears that your 2015 Equity Incentive Plan and 2006 Equity Incentive Plan do, in fact, provide the Board with discretionary authority to certify Marcato’s nominees as “continuing directors.” Please revise or advise.

The Company has revised the disclosure on page 17 concerning the Board’s ability to certify Marcato’s nominees as “continuing directors.”

5.	We note your disclosure on page 16 that the “Board, as constituted after any ‘change in control,’ would determine what actions, if any, to take with respect to [your] equity awards.” Please disclose whether the Board, after a change in control, has the power to retroactively change the terms of the equity awards such that the election of Marcato’s nominees would not trigger a change in control under your equity award agreements.

The Company has revised the disclosure on page 16 to include the requested information.

* * *

Daniel F. Duchovny, Esq.

Frank Pigott, Esq.

October 30, 2017

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or Bradley L. Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosures

cc:	Deckers Outdoor Corporation
Tom Garcia
Lisa Bereda

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Larry W. Sonsini
Bradley L. Finkelstein